SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
           Securities Exchange Act of 1934 for the fiscal year ended
                                December 31, 1997

                         Commission File Number 333-562



                           KNIGHT TRANSPORTATION, INC.
                         401(k) PLAN AND TRUST AGREEMENT
                            (Full title of the plan)



                           KNIGHT TRANSPORTATION, INC.
                             5601 West Buckeye Road
                             Phoenix, Arizona 85043
                                 (602) 269-2000
           (Name of issuer of the securities held pursuant to the plan and the address of the issuer's principal executive office)

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974

                          Year Ended December 31, 1997


                                Table of Contents
                                -----------------

                                                                        Page No.
                                                                        --------

Auditor's Report                                                         1 -  2

Statement of Net Assets Available for Plan Benefits
December 31, 1997 and 1996                                                 3

Statement of Changes in Net Assets Available for Plan
Benefits With Fund Information
For the Year Ended December 31, 1997                                       4

Notes to Financial Statements                                            5 - 10

Supplementary Information

      Schedule of Assets Held for Investment Purposes
      December 31, 1997                                                   11

      Schedule of Reportable Transactions
      December 31, 1997                                                 12 - 13

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                             Form 5500, Item 26b(1)
                          Year Ended December 31, 1997


                                  July 6, 1998


                          INDEPENDENT AUDITOR'S REPORT


Trustees
Knight Transportation, Inc. 401(k) Plan
Phoenix, Arizona


We have audited the accompanying statement of net assets available for plan benefits of Knight Transportation, Inc. 401(k) Plan and Trust Agreement as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Knight Transportation, Inc. 401(k) Plan and Trust Agreement as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                             Form 5500, Item 26b(1)
                          Year Ended December 31, 1997


                                  July 6, 1998


                          INDEPENDENT AUDITOR'S REPORT
                                   -continued-



Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held for investment purposes and the schedule of reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        /s/ Tull Forsberg & Olson

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 31

               Statement of Net Assets Available for Plan Benefits
                           December 31, 1997 and 1996

                                                                  1997            1996
                                                               ----------      ----------
ASSETS
   Investments
      At fair value:
         Shares of registered investment companies:
            Investment Co. of America - Equity
                Growth Fund                                    $        0      $  683,901
            The Bond Fund of America - Corporate
                Bond Fund                                               0         134,641
            Growth Fund of America - Growth Fund                        0          32,173
            Putnam New Opportunities Fund                         349,421               0
            Putnam OTC Emerging Growth Fund                       270,852               0
            Templeton Foreign Fund                                111,989               0
            Prudential Jennison Growth Fund                           418               0
            Fidelity Advisor Equity Growth Fund1                   60,999               0
            Prudential High Yield Fund, Inc.                       77,637               0
            Prudential Equity Fund, Inc.                          102,667               0
            Prudential Jennison Growth and Income
               Fund, Inc.                                         113,300               0
         Prudential Government Securities Trust                    24,178               0
         Knight Transportation, Inc., Company Stock                86,477               0
         Participant loans receivable                              89,307          35,875
         Smith Barney Cash Portfolio - Money Fund                       0         182,164
         Cash - noninterest bearing account                             0          30,490
                                                               ----------      ----------
                                                                1,387,245       1,099,244

      At Contract Value (Note 3)
         Prudential Insurance Company Contract #GA-6126
            of America                                            272,065               0
                                                               ----------      ----------
               Total investments                                1,659,310       1,099,244
                                                               ----------      ----------

   Receivables
      Employer's contributions                                     93,048          57,277
      Participants' contributions                                  29,903               0
                                                               ----------      ----------
               Total receivables                                  122,951          57,277
                                                               ----------      ----------

         TOTAL ASSETS                                           1,782,261       1,156,521


LIABILITIES
   Total Liabilities                                                    0               0
                                                               ----------      ----------

         NET ASSETS AVAILABLE FOR PLAN BENEFITS                $1,782,261      $1,156,521
                                                               ==========      ==========

The accompanying notes are an integral part of these financial statements.

                                                                             -4-
           KNIGHT TRANSPORTATION, INC. 401(k) PLAN AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 32

                  Statement of Changes in Net Assets Available
                    for Plan Benefits With Fund Information
                      For the Year Ended December 31, 1997

                                                      Prud.                       Prud.       Fidelity       Putnam
                                        Guar.         Govt.         Prud.         High         Advisor        New
                                      Interest         Sec.        Equity         Yield        Equity         Opt.
                                       Account        Trust         Fund          Fund          Fund          Fund
                                     -----------   -----------   -----------   -----------   -----------   -----------
ADDITIONS
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income
      Unrealized appreciation in
         fair value of assets        $    13,770                 $     7,926   $     1,396   $     5,869   $    46,574
      Interest
      Dividends                                0   $       973         6,642         5,141        16,996         7,593
                                     -----------   -----------   -----------   -----------   -----------   -----------
                                          13,770           973   $    14,568         6,537        22,865        54,167
                                     -----------   -----------   -----------   -----------   -----------   -----------
   Contributions
      Employer
      Participants                        36,456         6,206        24,877        18,803        37,883        68,819
      Rollover                             8,131         1,162        14,621           385        10,519        26,632
                                     -----------   -----------   -----------   -----------   -----------   -----------
                                          44,587         7,368        39,498        19,188        48,402        95,451
                                     -----------   -----------   -----------   -----------   -----------   -----------
         Total Additions                  58,357         8,341        54,066        25,725        71,267       149,618
                                     -----------   -----------   -----------   -----------   -----------   -----------

DEDUCTIONS
DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:
   Benefits Paid to Participants          48,695         4,514         3,069         1,090         2,740        12,615
   Administrative Expenses                     0
                                     -----------   -----------   -----------   -----------   -----------   -----------
         Total Deductions                 48,695         4,514         3,069         1,090         2,740        12,615
                                     -----------   -----------   -----------   -----------   -----------   -----------

Net increase prior to
   interfund transfers                     9,662         3,827        50,997        24,635        68,527       137,003
Interfund transfers                      262,403        20,351        51,670        53,002        92,472       212,418
                                     -----------   -----------   -----------   -----------   -----------   -----------
   Net Increase (Decrease)               272,065        24,178       102,667        77,637       160,999       349,421
Net assets available for benefits:
   Beginning of year                           0             0             0             0             0             0
                                     -----------   -----------   -----------   -----------   -----------   -----------
   End of year                       $   272,065   $    24,178   $   102,667   $    77,637   $   160,999   $   349,421
                                     ===========   ===========   ===========   ===========   ===========   ===========

                                                                                    Prud.
                                       Putnam         Prud.                       Jennison        Knight
                                      Emerging      Jennison         Templ.        Growth         Trans.
                                       Growth        Growth         Foreign        and Inc.        Inc.        Partic.
                                        Fund          Fund           Fund           Fund          Stock         Loans
                                     -----------   -----------    -----------    -----------   -----------   -----------
ADDITIONS
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income
      Unrealized appreciation in
         fair value of assets        $    36,589   $     7,962    ($    8,279)   $     3,349   $    15,134
      Interest                                                                                               $     2,739
      Dividends                                             25         10,860          6,084
                                     -----------   -----------    -----------    -----------   -----------   -----------
                                          36,589         7,987          2,581          9,433        15,134         2,739
                                     -----------   -----------    -----------    -----------   -----------   -----------
   Contributions
      Employer
      Participants                        55,162         9,262         26,438         17,862        15,359
      Rollover                            17,261             0         10,733             80           615
                                     -----------   -----------    -----------    -----------   -----------   -----------
                                          72,423         9,262         37,171         17,942        15,974             0
                                     -----------   -----------    -----------    -----------   -----------   -----------
         Total Additions                 109,012        17,249         39,752         27,375        31,108         2,739
                                     -----------   -----------    -----------    -----------   -----------   -----------

DEDUCTIONS
DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:
   Benefits Paid to Participants           4,529         9,029          3,223            390         1,137           789
   Administrative Expenses
                                     -----------   -----------    -----------    -----------   -----------   -----------
         Total Deductions                  4,529         9,029          3,223            390         1,137           789
                                     -----------   -----------    -----------    -----------   -----------   -----------

Net increase prior to
   interfund transfers                   104,483         8,220         36,529         26,985        29,971         1,950
Interfund transfers                      166,369        (7,802)        75,460         86,315        56,506        51,482
                                     -----------   -----------    -----------    -----------   -----------   -----------
   Net Increase (Decrease)               270,852           418        111,989        113,300        86,477        53,432
Net assets available for benefits:
   Beginning of year                           0             0              0              0             0        35,875
                                     -----------   -----------    -----------    -----------   -----------   -----------
   End of year                       $   270,852   $       418    $   111,989    $   113,300   $    86,477   $    89,307
                                     ===========   ===========    ===========    ===========   ===========   ===========




                                        Other         Total
                                     -----------   -----------
ADDITIONS
ADDITIONS TO NET ASSETS
   ATTRIBUTED TO:
   Investment income
      Unrealized appreciation in
         fair value of assets                      $   130,290
      Interest                                           2,739
      Dividends                                         54,314
                                     -----------   -----------
                                     $         0       187,343
                                     -----------   -----------
   Contributions
      Employer                            93,048        93,048
      Participants                        29,903       347,030
      Rollover                                          90,139
                                     -----------   -----------
                                         122,951       530,217
                                     -----------   -----------
         Total Additions                 122,951       717,560
                                     -----------   -----------

DEDUCTIONS
DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:
   Benefits Paid to Participants                        91,820
   Administrative Expenses                                   0
                                     -----------   -----------
         Total Deductions                      0        91,820
                                     -----------   -----------

Net increase prior to
   interfund transfers                   122,951       625,740
Interfund transfers                   (1,120,646)            0
                                     -----------   -----------
   Net Increase (Decrease)              (997,695)      625,740
Net assets available for benefits:
   Beginning of year                   1,120,646     1,156,521
                                     -----------   -----------
   End of year                       $   122,951   $ 1,782,261
                                     ===========   ===========

See Note 8 for information relating to amounts included in interfund transfers - other and net assets available for benefits - beginning of year - other.

The accompanying notes are an integral part of these financial statements.

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1997

                          Notes to Financial Statements



NOTE 1.   DESCRIPTION OF PLAN

          The following description of the Knight Transportation, Inc. (Company) 401(k) Plan and Trust Agreement (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          General The Plan is a defined contribution plan covering basically all full time employees of the Company who have one year of service and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          Contributions Each year, participants may contribute a portion of their compensation to the Plan. For 1997 the maximum amount that can be contributed is $9,500. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 50 percent of the participant's salary reduction contributions for the year, not to exceed $625. The Company may also make a discretionary contribution at the option of the Company's Board of Directors. For 1997, there were no discretionary Company contributions made.

          Participant Accounts Each participant's account is credited with the participant's contribution, company matching contribution, company discretionary contribution, if any, and plan earnings on participant's account balance. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          Vesting Participants are immediately vested in their contributions plus earnings. Vesting in the Company's matching and discretionary portion of their accounts plus earnings is based on years of service. A participant is 100 percent vested after five years of service.

          Investment Options Upon enrollment in the Plan, a participant may direct his contributions in any of ten investment options:

               Guaranteed Interest Account
               ---------------------------
               Funds are invested in a guaranteed investment contract with an insurance company.

                                                                     -continued-

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1997

                          Notes to Financial Statements
                                   -Continued-


NOTE 1.   DESCRIPTION OF PLAN (Continued)

               Prudential Government Securities Trust
               --------------------------------------
               Funds  are  invested   mainly  in  shares  of  U.  S.  Government
               securities.

               Putnam New Opportunities Fund
               -----------------------------
               Funds are invested in shares of a registered investment company that invests mainly in common stocks.

               Putnam OTC Emerging Growth Fund
               -------------------------------
               Funds are invested in shares of a registered investment company that invests mainly in common stocks.

               Templeton Foreign Fund
               ----------------------
               Funds are invested in shares of a registered investment company that invests mainly in common stocks and corporate bonds.

               Prudential Jennison Growth and Income Fund
               ------------------------------------------
               Funds are invested in shares of a registered investment company that invests mainly in common stocks.

               Fidelity Advisor Equity Growth Fund
               -----------------------------------
               Funds are invested in shares of a registered investment company that invests mainly in common and preferred stock.

               Prudential High Yield Fund, Inc.
               --------------------------------
               Funds are invested in shares of a registered investment company that invests mainly in lower-rated corporate bonds.

               Prudential Equity Fund, Inc.
               ----------------------------
               Funds are invested in shares of a registered investment company that invests mainly in common stocks.

               Knight Transportation, Inc. Company Stock
               -----------------------------------------
               Funds are invested in common stock of Knight Transportation, Inc.

     Participants may change their investment options daily.

     Payment of Benefits Upon the participant's separation from service as a result of death, disability or retirement at age 65, the employee's account balance from employer contributions will be 100% nonforfeitable and paid in a lump-sum or in the form of periodic payments. The Plan has provisions for hardship distributions.

                                                                     -continued-

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1997

                          Notes to Financial Statements
                                   -Continued-


NOTE 1.   DESCRIPTION OF PLAN (Continued)

          Participant Loans Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lessor of $50,000 or 50% of their nonforfeitable account balances. Repayments are made through payroll deductions. The loans are secured by 50% of the nonforfeitable balance in the participant's account. All loans are considered a directed investment of the participant.

          Plan Expenses The Company incurs all major expenses associated with the Plan.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          Basis of Accounting The financial statements are prepared on the accrual basis of accounting.

          Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

          Investment Valuation and Income Recognition Investments in the Plan are stated at fair value except for an investment contract which is valued at contract value (Note 3). Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year end. The Company stock is valued at its quoted market price. Participants notes receivable are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Payment of Benefits Benefit payments are recorded when paid.

NOTE 3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

          In 1997, the plan entered into an investment contract with Prudential Insurance Company of America (Prudential). Prudential maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments (principally private placement bonds, mortgage loans, public securities, corporate bonds, and preferred stocks), and charged for plan withdrawls and administrative expenses charged by

                                                                     -continued-

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1997

                          Notes to Financial Statements
                                   -Continued-


NOTE 3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY - Continued

          Prudential. The contract is included in the financial statements at contract value, which approximates fair value as reported to the Plan by Prudential. Contract value represents contributions made under the contract, plus earnings, less plan withdrawls, and administrative expenses because it is fully benefit responsive. There are no reserves against contract value for credit risk of the contract issue or otherwise. The fair value of the investment contract at December 31, 1997 was $272,065. The average yield and crediting interest rates were approximately 6.2% for 1997. Interest rate is reset on a quarterly basis.

NOTE 4.   PLAN TERMINATION

          Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5.   TAX STATUS

          As of January 1, 1997, the Plan has adopted the PruArray Prototype 401(k) Plan and Trust sponsored by Prudential Mutual Fund Management, Inc. which received a favorable determination letter on March 11, 1994. The Plan has applied for, but has not received an individual determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                       December 31,
                                                              -----------------------------
                                                                  1997              1996
                                                              -----------       -----------
              Net assets available for benefits per the
                 financial statements:                        $ 1,782,261       $ 1,156,521
              Accrued 1997 employer's contributions               (93,048)                0
              Accrued 1997 employee contributions                 (29,903)                0
              Accrued 1996 employer's contributions                     0           (57,277)
              Other                                                 4,338                 0
                                                              -----------       -----------
                    Net assets available for benefits of
                       the Form 5500                          $ 1,663,648       $ 1,099,244
                                                              ===========       ===========

                                                                     -continued-

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1997

                          Notes to Financial Statements
                                   -Continued-


NOTE 6.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - Continued

          The following is a reconciliation of net increase in net assets available for Plan benefits per the financial statements to net income per Form 5500.

                                                               Year Ended
                                                           December 31, 1997
                                                           -----------------

          Net increase in net assets available for plan
             benefits per the financial statements             $ 625,740


             ADD: Employer's contributions receivable
                at December 31, 1996                              57,277


                Other                                              4,338


             LESS: Employer's contributions receivable
                at December 31, 1997                             (93,048)


                Participants' contributions receivable
                   at December 31, 1997                          (29,903)
                                                               ---------

          Net income per Form 5500                             $ 564,404
                                                               =========

NOTE 7.   INVESTMENT FUNDS - PRUDENTIAL JENNISON GROWTH FUND

          During the year ended December 31, 1997 assets were deposited into the Prudential Jennison Growth Fund and subsequently transferred to the Prudential Jennison Growth and Income Fund. The amount of $418 included in the end of year net assets available for plan benefits represents the untransferred assets, which will be transferred subsequent to year end.

                                                                     -continued-

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                    Form 5500 - Year Ended December 31, 1997

                          Notes to Financial Statements
                                   -Continued-


NOTE 8.   NET ASSETS AVAILABLE FOR PLAN BENEFITS - OTHER

          Included in the statement of changes in net assets available for plan benefits other - for interfund transfer and net assets available for benefits - beginning of year are amounts relating to funds in the plan at the beginning of the year and transferred to existing funds. These funds consisted of the following:

                                                             Net Asset Available
                                               Interfund        For Benefits:
                                                Transfer      Beginning of Year
                                              -----------    -------------------
          The Bond Fund of America, Inc.      $  (134,641)       $   134,641
          Investment Company of America          (683,901)           683,901
          Growth Fund of America                  (32,173)            32,173
          Smith Barney Cash Portfolio            (182,164)           182,164
                                              -----------        -----------

                                              $(1,032,879)       $ 1,032,879
                                              ===========        ===========

                     KNIGHT TRANSPORTATION, INC. 401(k) PLAN
                               AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 27a

                 Schedule of Assets Held for Investment Purposes
                          Year Ended December 31, 1997

====================================================================================================================================
(a)        (b) Identity of issue, borrower,            (c) Description of investment                   (d) Cost          (e)Current
               lessor, or similar party                    including maturity date,                                           Value
                                                           rate of interest, collateral,
                                                           par or maturity value
------------------------------------------------------------------------------------------------------------------------------------
           Guaranteed Interest Account                 Insurance Product                               $  271,113        $  272,065
------------------------------------------------------------------------------------------------------------------------------------
           Prudential Government Securities            Money Fund Account
           Trust                                                                                           28,519            24,178
------------------------------------------------------------------------------------------------------------------------------------
           Prudential Equity Fund                      5,172.09 shares @ $19.85 per share                  96,017           102,667

------------------------------------------------------------------------------------------------------------------------------------
           Prudential High Yield Fund                  8,975.25 shares @ $8.65 per share                   76,350            77,637
------------------------------------------------------------------------------------------------------------------------------------
           Fidelity Advisor Equity Growth              3,481.81 shares @ $46.24 per share                 156,236           160,999
           Fund
------------------------------------------------------------------------------------------------------------------------------------
           Putnam New Opportunities Fund               7,182.34 shares @ $48.65 per share                 303,388           349,421
------------------------------------------------------------------------------------------------------------------------------------
           Putnam OTC Emerging Growth Fund             18,812.63 shares @ $14.40 per share                235,026           270,852
------------------------------------------------------------------------------------------------------------------------------------
           Prudential Jennison Growth Fund             30.68 shares @ $13.66 per share                        429               418

------------------------------------------------------------------------------------------------------------------------------------
           Templeton Foreign Fund                      11,255.16 shares @ $9.95 per share                 120,719           111,989
------------------------------------------------------------------------------------------------------------------------------------
           Prudential Jennison Growth and              9,593.67 shares @ $11.81                           110,374           113,300
           Income Fund
------------------------------------------------------------------------------------------------------------------------------------
           Knight Transportation Co., Inc.             3,116.24 shares @ $27.75 per share                  74,027            86,477
           Stock
------------------------------------------------------------------------------------------------------------------------------------
           Participant loans                           8.25% to 10%, 07/2004                                    0            89,307
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      TOTAL            $1,472,198        $1,659,310
====================================================================================================================================

           KNIGHT TRANSPORTATION, INC. 401(k) PLAN AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 27d

                       Schedule of Reportable Transactions
                          Year Ended December 31, 1997

===============================================================================================================
(a) Identity           (b) Description              (c)Purchase         (d) Selling         (e) Lease
    of party            of asset (include              price                 price             rental
    involved            interest rate and
                        maturity in case
                        of a loan)
---------------------------------------------------------------------------------------------------------------
Prudential             Guaranteed Interest           $  269,899          $                   $
Bank & Trust           Account
---------------------------------------------------------------------------------------------------------------
Prudential             Guaranteed Interest              330,897
Bank & Trust           Account
---------------------------------------------------------------------------------------------------------------
Prudential             Prudential Equity                111,760
Bank & Trust           Fund
---------------------------------------------------------------------------------------------------------------
Prudential             Prudential High                   83,833
Bank & Trust           Yield Fund
---------------------------------------------------------------------------------------------------------------
Prudential             Fidelity Advisor                  89,179
Bank & Trust           Equity Growth Fund
---------------------------------------------------------------------------------------------------------------
Prudential             Fidelity Advisor                 165,791
Bank & Trust           Equity Growth Fund
---------------------------------------------------------------------------------------------------------------
Prudential             Putnam New                       201,465
Bank & Trust           Opportunities Fund
---------------------------------------------------------------------------------------------------------------
Prudential             Putnam New                       330,417
Bank & Trust           Opportunities Fund
---------------------------------------------------------------------------------------------------------------
Prudential             Putnam OTC Emerging              151,712
Bank & Trust           Fund
===============================================================================================================

=====================================================================================================
(a) Identity           (f) Expense            (g) Cost of        (h)  Current             (I)  Net
    of party               incurred                asset              value of                gain
    involved                with                                      asset on                 or
                          transaction                               transaction              (loss)
                                                                       date
-----------------------------------------------------------------------------------------------------
Prudential              $                      $  269,899         $     269,899            $
Bank & Trust
-----------------------------------------------------------------------------------------------------
Prudential                                        330,897               330,897
Bank & Trust
-----------------------------------------------------------------------------------------------------
Prudential                                        111,760               111,760
Bank & Trust
-----------------------------------------------------------------------------------------------------
Prudential                                         83,833                83,833
Bank & Trust
-----------------------------------------------------------------------------------------------------
Prudential                                         89,179                89,179
Bank & Trust
-----------------------------------------------------------------------------------------------------
Prudential                                        165,791               165,791
Bank & Trust
-----------------------------------------------------------------------------------------------------
Prudential                                        201,465               201,465
Bank & Trust
-----------------------------------------------------------------------------------------------------
Prudential                                        330,417               330,417
Bank & Trust
-----------------------------------------------------------------------------------------------------
Prudential                                        151,712               151,712
Bank & Trust
=====================================================================================================

                                                                     -continued-

           KNIGHT TRANSPORTATION, INC. 401(k) PLAN AND TRUST AGREEMENT
                                     PN 001
                                 EIN: 86-0649974
                               Form 5500, Item 27d

                 Schedule of Reportable Transactions - Continued
                          Year Ended December 31, 1997

================================================================================================================
(a) Identity          (b) Description                  (c) Purchase      (d) Selling         (e) Lease
     of               of asset (include                    price             price               rental
    party             interest rate and
    involved          maturity in case
                      of a loan)
----------------------------------------------------------------------------------------------------------------
Prudential            Putnam OTC Emerging              $ 248,186         $                   $
Bank & Trust          Fund
----------------------------------------------------------------------------------------------------------------
Prudential            Prudential Jennison                                    86,507
Bank & Trust          Growth Fund
----------------------------------------------------------------------------------------------------------------
Prudential            Prudential Jennison                 88,529
Bank & Trust          Growth Fund
----------------------------------------------------------------------------------------------------------------
Prudential            Prudential Jennison                                    96,073
Bank & Trust          Growth Fund
----------------------------------------------------------------------------------------------------------------
Prudential            Templeton Foreign                  129,695
Bank & Trust          Fund
----------------------------------------------------------------------------------------------------------------
Prudential            Prudential Jennison                 86,507
Bank & Trust          Growth and Income
                      Fund
----------------------------------------------------------------------------------------------------------------
Prudential            Prudential Jennison                113,655
Bank & Trust          Growth and Income
                      Fund
----------------------------------------------------------------------------------------------------------------
Prudential            Knight Transporta-                  88,945
Bank & Trust          tion Common Stock
----------------------------------------------------------------------------------------------------------------
Smith Barney          Bond Fund of                       133,422            134,249
                      America
----------------------------------------------------------------------------------------------------------------
Smith Barney          Investment Company                 570,236            680,551
                      of America
================================================================================================================

==================================================================================================
(a) Identity          (f) Expense            (g) Cost of       (h) Current             (I) Net
     of                   incurred               asset             value of                gain
    party                 with                                     asset on                or
    involved              transaction                              transaction             (loss)
                                                                   date
--------------------------------------------------------------------------------------------------
Prudential            $                      $  248,186        $     248,186           $
Bank & Trust
--------------------------------------------------------------------------------------------------
Prudential                                       78,953               86,507              7,554
Bank & Trust
--------------------------------------------------------------------------------------------------
Prudential                                       88,529               88,529
Bank & Trust
--------------------------------------------------------------------------------------------------
Prudential                                       88,100               96,073              7,973
Bank & Trust
--------------------------------------------------------------------------------------------------
Prudential                                      129,695              129,695
Bank & Trust
--------------------------------------------------------------------------------------------------
Prudential                                       86,507               86,507
Bank & Trust

--------------------------------------------------------------------------------------------------
Prudential                                      113,655              113,655
Bank & Trust

--------------------------------------------------------------------------------------------------
Prudential                                       88,945               88,945
Bank & Trust
--------------------------------------------------------------------------------------------------
Smith Barney                                    133,422              134,249                827

--------------------------------------------------------------------------------------------------
Smith Barney                                    570,236              680,551            110,315

==================================================================================================

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         KNIGHT TRANSPORTATION, INC. 401(k)
                                         PLAN AND TRUST AGREEMENT

Dated: July 8, 1998                      By: KNIGHT TRANSPORTATION, INC.
       ------------                          Plan Sponsor and Plan Administrator


                                         By:    /s/ Clark A. Jenkins
                                            ------------------------------------
                                                Clark A. Jenkins
                                                Chief Financial Officer

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.                        Description
-----------                        -----------


Exhibit 23    Consent of Tull, Forsberg & Olson, independent public accountants.